Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 3, 2013

Introducing IMLP Opening a pipeline to potential higher yield and more stable income through MLPs Tax Considerations As discussed further in the pricing supplement, Barclays and i t i IMLP t t t th IMLP ETN id Broadly Diversified MLP Exposure from iPath® iPath ® now offers one-trade access to the MLP market through investors in agree to treat the ETNs as pre-paid forward contracts. Therefore, ETN distributions are expected to represent ordinary income to investors. Upon sale, IMLP ETNs are expected to give rise to a capital gain or loss, although investors in the ETNs may need to demonstrate, with clear and convincing evidence, the amount of long-term capital gain that they would have recognized in respect of a direct MLP investment; otherwise, all gains on IMLP could be recharacterized as ordinary income that is subject to an the iPath® S&P MLP ETN (“IMLP”). IMLP is linked to the performance of the consolidated Volume Weighted Average Price (“VWAP”) level of the S&P MLP Index (the “Index”), which is designed to provide exposure to leading energy and gas utilities master limited partnerships and limited liability companies that trade on major U.S. exchanges. iPath S&P MLP ETN Profile interest charge. Distributions will be reported on Form 1099s; investors will not receive K-1 forms. What are MLPs? MLPs are master limited partnerships that are publicly traded on a securities exchange. Certain publicly traded limited liability companies also have a similar legal structure to MLPs. The majority of MLPs operate in the oil and gas industries, owning i f t t h i li d i l t th t d li Ticker IMLP Index Consolidated VWAP level of the S&P MLP Index Investor fee 0.80% per annum Primary Exchange NYSE Arca CUSIP 06742A7506 infrastructure such as pipelines and processing plants that deliver energy products to market. MLP revenues are based on the volume of energy commodities that are transported, stored or processed. MLPs must make regular distribution payments and can be a source of potentially high, stable income for investors if they perform as anticipated. Why Invest in MLPs? Both investor interest in MLPs and the number of listed MLPs have greatl increased in recent ears In toda ‘s en ironment MLPs Intraday Indicative Value Ticker IMLP.IV Expected Coupon1 Variable quarterly coupon linked to cash distributions on underlying MLP constituents in the Index Key Considerations for Investing in IMLP iP th ETN St t 5 90% greatly years. today’s environment, may be appropriate for investors looking to capture potential attractive yield (Figure 1) from a segment of the energy and gas market offering stable long term growth (based on healthy fundamentals, continued need for energy infrastructure, and consumption demand). Additionally, MLPs have historically had low correlation to a wide range of asset classes. iPath Structure iPath ETNs are debt securities issued by Barclays Bank PLC that seek to return the performance of the related index of the ETN, less fees. Some iPath ETNs (including IMLP) pay distributions. Exposure IMLP is linked to the performance of the consolidated VWAP level of the S&P MLP Index, which seeks to provide broad exposure to leading master limited partnerships and S&P MLP Figure 1: P Index 1.45% 4.04% 4.16% 4.24% 5.90% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% limited liability companies in the energy and gas utilities industries. Liquidity & Pricing Transparency Like all iPath ETNs, IMLP can be bought and sold on an exchange during normal trading hours, and may be redeemed to the issuer2. IMLP’s pricing transparency allows investors to easily evaluate the daily intraday indicative note value and the accrued distributions with Dow Jones U.S. Real Estate Index Dow Jones U.S. Utilities Index Dow Jones U.S. Select Dividend Index Barclays U.S. Aggregate Bond Index g Index 12-Month Yield available, published data. S Bl kR kS&P D J I di LLC f 11/30/12 I d 1 Investors Are Not Guaranteed a Coupon Payment. Investors will not receive a coupon payment on a coupon payment date if the accrued investor fee exceeds the accrued dividend on any coupon valuation date. 2 Subject to time and size limitations; for more information see the relevant pricing supplement. Source: BlackRock, S&Dow Jones Indices LLC, as of 12. Index performance is for illustrative purposes only. Index performance does not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. IMLP is linked to the consolidated VWAP Level of the Index, not the closing level as shown above. BARCLAYS

1-877-764-7284 www.iPathETN.com

MLP Index Comparison (as of 11/30/12)

The table below shows a comparison between the S&P MLP Index and the Alerian MLP Index to demonstrate how the S&P MLP Index is different from a similar index which also tracks MLPs.

	S&P MLP Index	Alerian MLP Index
Description	Broad exposure to leading partnerships in the GICS Energy Sector and Gas Utilities Industry	50 largest energy MLPs
Inception Date	September 6, 2007	June 1, 2006
Ticker Symbol	SPMLP (VWAP: SPMLPVW)	AMZ
Index Value Appreciation since 9/6/07	5.2%	5.3%
Index Yield	5.90%	5.96%
Index Eligibility	Publicly traded partnership with either a MLP or LLC structure. Must trade on NYSE or NASDAQ.	Publicly traded partnership with either a MLP or LLC structure. Must trade on NYSE or NASDAQ.
Number of Companies	55. No limit on number of constituents	Limited to 50
Constituent Weighting	Modified cap-weighted	Float-adjusted cap-weighted
Minimum Market Cap Requirement	US$ 300 million	US$500 million
Minimum Liquidity Requirement	3 month average daily trading volume ("ADV") US$2 million notional	6 month ADV of 25,000 units
Weighting Limits	15% maximum limit for any one constituent, 45% maximum limit collectively for all constituents exceeding 4.5% individually	None
Index Rebalances	Annually	Quarterly

Potential Benefits of Investing in IMLP

- **One-trade access to a compelling energy market segment**
- **Diversification**
- **Potential attractive yield**

Selected Risk Considerations
An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price ("VWAP") level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or "call" the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger better financed and more BlackRock Investments, LLC assists in the promotion of the iPath ETNs. 1-877-764-7284 www.iPathETN.com larger, diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Barclays Capital Inc., and its affiliates, and BlackRock Investments, LLC, and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) q y y q was maintain any listing of the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Tax Treatment: Significant aspects of the tax treatment of the ETNs may b l f bl th di t i t t i MLP d t i Y y y p p g p () written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. The S&P® trademark has been sublicensed for certain purposes by Barclays Bank PLC. The S&P MLP index (the “Index”) is a product of S&P Dow Jones Indices LLC and be less favorable than a direct investment in MLPs and are uncertain. You h b li df b B l B kPLC Th ETN t should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc to send you the prospectus if you has been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. ©2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the Inc. iPath logo are registered trademarks of Barclays Bank PLC All other request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. PLC. trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0635-1212 Not FDIC Insured No Bank Guarantee May Lose Value